PRIME MINERALS LIMITED

prime minerals ltd - 34 parliament place, west perth, wa 6005
t: +61 8 9488 5299 f: +61 8 9321 6699 i: www.primeminerals.com.au
abn: 61 120 658 497 asx code: PIM

7th June 2007

Securities and Exchange Commission
Washington D.C. 20549 USA

SUPPL

Dear Sirs,

Re: ADR Program SEC File Number: 82-35075

We enclose herewith a copy of our ASX release regarding the establishment of our ADR Program for your records.

Please be advised that all future announcements will automatically be posted on www.primeminerals.com.au to comply with Rule 12g3-2(b).

Yours Sincerely,

07024901

Vincent Hyde
Executive Chairman

dw7/5

PRIME MINERALS LIMITED

ASX/Media Release
7 June 2007

Prime Minerals establishes ADR Program in the US

Australian based resources company Prime Minerals Limited ("Prime") is pleased to announce that it has established a Level One American Depositary Receipt (ADR) Program in the United States with receipts tradable in the over-the-counter (OTC) market, under the code PMLDY and its CUSIP (74162G103). Prime has appointed The Bank of New York as the depositary bank for the Program.

Prime's Board decided to establish the ADR Program as a precursor to its investment in future resource and mining assets outside Australia. The launch of the ADR Program is the first step in introducing the Company to the US capital markets and will enable the Company's shares to be priced and quoted in US Dollars and traded as American securities in the OTC market in the United States. US investors will be able to obtain ADR's for Prime shares by making enquiries directly with their brokers. Each Prime ADR represents 10 Prime ordinary shares as traded on the Australian Stock Exchange.

Prime's Executive Chairman Vincent Hyde said, "The ADR program will give Prime Minerals more visibility and exposure to North American and other major capital markets and enhance Prime's future overseas expansion strategies."

About Prime Minerals Limited

Prime successfully listed on the Australian Stock Exchange ("ASX") on 3rd January 2007. Prime is a uranium explorer that is also actively investigating further opportunities, with the aim to establish itself as a major player in the emerging uranium industry. Prime now has completed an airborne radiometric survey over its Lake Mason uranium project to be shortly followed by drilling. Lake Mason is located in Western Australia, 40km south of BHP Billiton's Yeelirrie, the world's largest calcrete uranium deposit containing 52,000t. For more information visit; www.primeminerals.com.au

About ADR's

ADR's are commonly used to facilitate investing by US investors in foreign companies not listed on a US exchange. An ADR is created when a broker purchases the company's shares on the home stock market and delivers those to the depository's local custodian bank, which then instructs the depository bank to issue ADR's. Level 1 ADR's are not listed on any US exchange but may trade freely.

About Bank of New York

The Bank of New York Company Inc. (NYSE:BK) is a global leader in providing a comprehensive array of services that enable financial institutions and individuals to move and manage their financial assets in more than 100 markets worldwide. The Company has a long tradition of collaborating with clients to deliver innovative solutions through its core competencies: securities servicing, treasury management, investment management and individual and regional banking services. The Bank of New York, founded in 1784, is the oldest bank in the United States and has consistently played a prominent role in the evolution on financial markets worldwide. Additional information is available at www.bankofny.com

For media & investor enquiries, contact:

Prime Minerals Limited
Vincent Hyde, Chairman
Phone: +61 8 9315 1815
Website: www.primeminerals.com.au

Investor Relations
David Tasker/ Jill Thomas
Professional Public Relations (WA)
Phone: +61 8 9388 0944

END